

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2022

James Foster
Chief Executive Officer
Virax Biolabs Group Limited
30 Broadwick Street
London, UK W1F 8LX

      Re: Virax Biolabs Group Limited
          Amendment No. 3 to Registration Statement on Form F-1
          Filed June 7, 2022
          No. 333-263694

Dear Mr. Foster:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1

Explanatory Note, page i

1.   We note the use of a public offering prospectus and a resale prospectus. Revise the public offering prospectus to prominently disclose on the cover page and in the summary the resale offering. We note, for example, in the public offering prospectus, your first substantive disclosure regarding the selling shareholders is in the risk factor on page 63, and then not again until the Principal Shareholders table on page 146. Please also update your discussion of the Lock Up Agreements on page 165 to address the resale offering. Additionally, revise the cover page of the resale prospectus to include the information from the cover page of the public offering prospectus, including the disclosure related to your organizational structure, risks related to operations in China or Hong Kong, how you will refer to the holding company and subsidiaries and how cash is transferred in your

organization. Finally, we note the Legal Matters section in the resale prospectus does not delete the reference to the underwriters or their legal counsel.

2.   In the Alternate Pages for the resale prospectus, please revise to disclose a fixed price (or a range) at which the selling stockholders will sell their shares until the securities are quoted on the Nasdaq Capital Market, after which the securities may be offered and sold at prevailing market prices or at negotiated prices. Refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 1

3.   Revise the summary to highlight the disparate voting rights between holders of Class A and Class B stock, and the aggregate voting power of your Class A and Class B ordinary shares held by your directors, officers and principal shareholders after the offering, all as disclosed in the risk factor on page 63. Also revise the diagram of your corporate structure on page 7 to reflect the two classes of stock and their respective ownership and voting rights.

Legal Matters, page 176

4.   You state that legal matters as to PRC law will be passed upon by Zhong Lun Law firm. We note your references to your PRC Legal Advisor, Zhong Lun Law Firm, on pages 8-9 and 47-51 and 131. We note also the consent of Zhong Lun Law Firm filed as Exhibit 23.5. Please have counsel file an opinion as an exhibit to the registration statement.

    You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar (202) 551-3662 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Christine Westbrook at (202) 551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lawrence Venick, Esq.